UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 2, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUZANO PAPEL E CELULOSE S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55 Company Registry (NIRE): 29.3.0001633-1 CVM Code: 13986	FIBRIA CELULOSE S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/MF): 60.643.228/0001-21 Company Registry (NIRE): 35.300.022.807 CVM Code: 12793

NOTICE TO SHAREHOLDERS

São Paulo, January 2, 2019 — Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”), complementing the information disclosed by the Companies in the Material Fact notices dated March 16, 2018, August 9, 2018, September 13, 2018 and November 29, 2018 and the Notice to Shareholders dated November 29, 2018, hereby jointly announce to their shareholders, pursuant to items 2.1 and 3.2 of the agreement and plan of merger signed on July 26, 2018 (“Merger Agreement”):

I.                Exchange ratio: the exchange ratio for common shares of the Holding held by Fibria shareholders for Suzano shares was adjusted from 0.4611 to 0.4613, with the exchange ratio of 0.4613 being considered as final, as per item 3.2 of the Merger Agreement.

The adjustment to the exchange ratio stems from (i) the change in the total number of Fibria shares ex-treasury and excluding shares resulting from the vesting of stock option plans between that in the Merger Agreement and the present date, from five hundred fifty-three million, eighty thousand, six hundred eleven shares (553,080,611) to five hundred fifty-three million, seven hundred thirty-three thousand, eight hundred eighty-one (553,733,881) shares and (ii) the change in the number of Suzano shares ex-treasury and excluding shares resulting from the vesting of stock option plans between that in the Merger Agreement and the present date, from one billion, ninety-one million, nine hundred eighty-four thousand, one hundred forty-one shares (1,091,948,141) to one billion, ninety-three million, seven hundred eighty-four thousand, one hundred forty-one (1,093,784,141) shares.

As a result of the aforementioned adjustment (i) Suzano shall issue, due to the merger of the Holding, two hundred fifty-five million, four hundred thirty-seven thousand, four hundred thirty-nine (255,437,439) new shares; and (ii) the value attributable to the fraction of common share of Suzano to calculate the capital gain, as released at the Notice to Shareholders dated of November 29th, 2018, will be modified from R$15.38 (fifteen reais and thirty eight cents) attributable to 0,4611 to R$15.39 (fifteen reais and thirty nine cents) attributable to 0,4613 common share of Suzano.

II.           Redemption Value: The redemption value for each redeemable preferred share of Eucalipto Holding S.A. (“Holding”), originally set at fifty-two reais and fifty centavos (R$52.50) (“Cash Installment”), to which the shareholders of Fibria will be entitled, restated at the variation of the average daily rate of Brazilian interbank deposits expressed as percentage per year, based on two hundred and fifty-two (252) business days, as calculated and published daily by B3 S.A. — Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and January 3, 2019, inclusive, less the dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018, is equivalent, on January 3, 2019 (“Base Date”), to fifty reais and twelve centavos (R$50.12) (“Partially Adjusted Cash Installment”).

In accordance with the Merger Agreement and as already disclosed by the Companies, the Cash Installment to be paid on January 14, 2019 (“Date of Consummation of the Operation”) to the shareholders of Fibria on the Base Date (including Fibria’s Depositary of ADS) will be restated at the variation of the DI Rate between March 15, 2018 and the Date of Consummation of the Operation, inclusive, adjusted, as applicable, in accordance with the Merger Agreement (“Adjusted Cash Installment”). The final value of the Adjusted Cash Installment, including the estimated adjustment at the DI Rate through the Date of Consummation of the Operation, will be announced to the market through a Notice to Shareholders on January 10, 2019.

The above-mentioned values are presented in their gross amounts, excluding any tax impacts on their payment, as detailed in the Notice to Shareholders released on November 29, 2018.

The Companies emphasize the custodian agents shall provide Holding with the information of the non-resident Fibria shareholders as of the Base Date, including the average acquisition cost of Fibria’s shares, in the form of Annex I to the Notice to

Shareholders released on November 29, 2018, by no later than 11:59 pm on January 8, 2019 by email sent to the following address: eucalipto@suzano.com.br.

São Paulo, January 2, 2019.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2019

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO